UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31950/ December 29, 2015

_____

In the Matter of   :
                                                                                    :
Nuveen Fund Advisors, LLC   :
Nuveen Investments, Inc.   :
Nuveen All Cap Energy MLP Opportunities Fund   :
Nuveen AMT-Free Municipal Income Fund   :
Nuveen AMT-Free Municipal Value Fund   :
Nuveen Arizona Premium Income Municipal Fund   :
Nuveen Build America Bond Fund   :
Nuveen Build America Bond Opportunity Fund   :
Nuveen California AMT-Free Municipal Income Fund   :
Nuveen California Dividend Advantage Municipal Fund   :
Nuveen California Dividend Advantage Municipal Fund 2   :
Nuveen California Dividend Advantage Municipal Fund 3   :
Nuveen California Municipal Value Fund 2   :
Nuveen California Municipal Value Fund, Inc.   :
Nuveen California Select Tax-Free Income Portfolio   :
Nuveen Connecticut Premium Income Municipal Fund   :
Nuveen Core Equity Alpha Fund   :
Nuveen Credit Strategies Income Fund   :
Nuveen Diversified Dividend and Income Fund   :
Nuveen Dividend Advantage Municipal Fund   :
Nuveen Dividend Advantage Municipal Fund 2   :
Nuveen Dividend Advantage Municipal Fund 3   :
Nuveen Dividend Advantage Municipal Income Fund   :
Nuveen Dow 30^{SM} Dynamic Overwrite Fund   :
Nuveen Energy MLP Total Return Fund   :
Nuveen Enhanced Municipal Value Fund   :
Nuveen Flexible Investment Income Fund   :
Nuveen Floating Rate Income Fund   :
Nuveen Floating Rate Income Opportunity Fund   :
Nuveen Georgia Dividend Advantage Municipal Fund 2   :
Nuveen Global High Income Fund   :
Nuveen Global Equity Income Fund   :
Nuveen High Income 2020 Target Term Fund   :
Nuveen High Income December 2018 Target Term Fund   :
Nuveen High Income December 2020 Target Term Fund   :

Nuveen High Income December 2022 Target Term Fund   :
Nuveen Intermediate Duration Municipal Term Fund   :
Nuveen Intermediate Duration Quality Municipal Term Fund   :
Nuveen Investment Funds, Inc.   :
Nuveen Investment Quality Municipal Fund, Inc.   :
Nuveen Investment Trust   :
Nuveen Investment Trust II   :
Nuveen Investment Trust III   :
Nuveen Investment Trust V   :
Nuveen Managed Accounts Portfolios Trust   :
Nuveen Maryland Premium Income Municipal Fund   :
Nuveen Massachusetts Premium Income Municipal Fund   :
Nuveen Michigan Quality Income Municipal Fund   :
Nuveen Minnesota Municipal Income Fund   :
Nuveen Missouri Premium Income Municipal Fund   :
Nuveen Mortgage Opportunity Term Fund 2   :
Nuveen Mortgage Opportunity Term Fund   :
Nuveen Multi-Market Income Fund   :
Nuveen Multistate Trust I   :
Nuveen Multistate Trust II   :
Nuveen Multistate Trust III   :
Nuveen Multistate Trust IV   :
Nuveen Municipal Advantage Fund, Inc.   :
Nuveen Municipal High Income Opportunity Fund   :
Nuveen Municipal Income Fund, Inc.   :
Nuveen Municipal Market Opportunity Fund, Inc.   :
Nuveen Municipal Opportunity Fund, Inc.   :
Nuveen Municipal Trust   :
Nuveen Municipal Value Fund, Inc.   :
Nuveen Nasdaq 100 Dynamic Overwrite Fund   :
Nuveen New Jersey Dividend Advantage Municipal Fund   :
Nuveen New Jersey Municipal Value Fund   :
Nuveen New York AMT-Free Municipal Income Fund   :
Nuveen New York Dividend Advantage Municipal Fund   :
Nuveen New York Municipal Value Fund 2   :
Nuveen New York Municipal Value Fund, Inc.   :
Nuveen New York Select Tax-Free Income Portfolio   :
Nuveen North Carolina Premium Income Municipal Fund   :
Nuveen Ohio Quality Income Municipal Fund   :
Nuveen Pennsylvania Investment Quality Municipal Fund   :
Nuveen Pennsylvania Municipal Value Fund   :
Nuveen Performance Plus Municipal Fund, Inc.   :
Nuveen Preferred and Income Term Fund   :
Nuveen Preferred Income Opportunities Fund   :
Nuveen Premier Municipal Income Fund, Inc.   :
Nuveen Premium Income Municipal Fund 2, Inc.   :

Nuveen Premium Income Municipal Fund 4, Inc.   :
Nuveen Premium Income Municipal Fund, Inc.   :
Nuveen Quality Income Municipal Fund, Inc.   :
Nuveen Quality Municipal 2018 Term Fund   :
Nuveen Quality Municipal Fund, Inc.   :
Nuveen Quality Preferred Income Fund   :
Nuveen Quality Preferred Income Fund 2   :
Nuveen Quality Preferred Income Fund 3   :
Nuveen Real Asset Income and Growth Fund   :
Nuveen Real Estate Income Fund   :
Nuveen S&P 500 Buy-Write Income Fund   :
Nuveen S&P 500 Dynamic Overwrite Fund   :
Nuveen Select Maturities Municipal Fund   :
Nuveen Select Quality Municipal Fund, Inc.   :
Nuveen Select Tax-Free Income Portfolio   :
Nuveen Select Tax-Free Income Portfolio 2   :
Nuveen Select Tax-Free Income Portfolio 3   :
Nuveen Senior Income Fund   :
Nuveen Short Duration Credit Opportunities Fund   :
Nuveen Strategy Funds, Inc.   :
Nuveen Tax-Advantaged Dividend Growth Fund   :
Nuveen Tax-Advantaged Total Return Strategy Fund   :
Nuveen Texas Quality Income Municipal Fund   :
Nuveen Virginia Premium Income Municipal Fund   :
Diversified Real Asset Income Fund   :
      333 West Wacker Drive   :
      Chicago, IL 60606   :
                                                                                :
U.S. Bancorp   :
U.S. Bank National Association   :
U.S. Bancorp Investments, Inc.   :
  800 Nicollet Mall   :
  Minneapolis, MN 55402   :
                                                                                :
(File No. 812-14258)   :
_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Nuveen Fund Advisors, LLC, et al. filed an application on December 27, 2013, and amendments to the application on July 1, 2014, December 8, 2014, May 22, 2015 and October 22, 2015, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 17(a) of the Act. The order permits certain registered management investment companies to engage in certain primary and secondary market transactions in fixed-income securities on a principal basis with certain broker-dealers and banks that are affiliated persons of the registered management investment companies solely by virtue of fiduciary account investments in such investment companies.

On December 2, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31924). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the relief requested by Nuveen Fund Advisors, LLC, et al. (File No. 812-14258) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Jill M. Peterson
                              Assistant Secretary